Exhibit 99.1

CAUTIONARY NOTE TO READERS

Readers must not place any reliance on these consolidated financial statements as they have been prepared specifically for the purpose of the previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act, involving Golden Star Resources Ltd., Chifeng Jilong Gold Mining Co., Ltd. and its subsidiary Chijin International (Hong Kong) Limited and/or its assignee and not for the purpose of satisfying applicable securities laws requirements. Accordingly, readers must rely solely on the previously filed unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and June 30, 2020 which were prepared for the purpose of satisfying Golden Star Resources Ltd.’s reporting requirements under applicable securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

These consolidated financial statements for the six months ended June 30, 2021 and 2020 contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 including statements contained in the “Subsequent Events” section. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star Resources Ltd. to be materially different from those expressed or implied by such forward-looking information and statements, including those factors discussed in the section entitled “Risk Factors” in Golden Star Resources Ltd.’s Annual Information Form for the year ended December 31, 2020. There can be no assurance that such statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information and statements. Golden Star Resources Ltd. does not undertake to update any forward-looking information and statements, except as required by applicable securities laws.

Consolidated Financial Statements

For the Six Months Ended June 30, 2021 and June 30, 2020

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Golden Star Resources Ltd. (the “Company”) and all information in this financial report are the responsibility of the Company's management (“Management”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and, where appropriate, include Management’s best estimates and judgments.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.

The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with Management and the Auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

PricewaterhouseCoopers LLP (“PwC” or “Auditors”), an independent firm of Chartered Professional Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent audit opinion. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

"Andrew Wray"	"Paul Thomson"
Andrew Wray	Paul Thomson
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

London, England

December 9, 2021

Independent auditor’s report

To the Directors of Golden Star Resources Ltd.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Golden Star Resources Ltd. and its subsidiaries (together, the Company) as at June 30, 2021, and its financial performance and its cash flows for the period from January 1, 2021 to June 30, 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statement of operations and comprehensive (loss)/income for the period from January 1, 2021 to June 30, 2021;
•	the consolidated balance sheet as at June 30, 2021;
•	the consolidated statement of cash flow for the period from January 1, 2021 to June 30, 2021;
•	the consolidated statement of changes in shareholders’ equity for the period from January 1, 2021 to June 30, 2021; and
•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the period from January 1, 2021 to June 30, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Assessment of impairment indicators for the

Company’s mining interest

Refer to note 3 - Summary of accounting policies, note 4 - Critical accounting judgments, estimates and assumptions and note 15 - Mining interest to the consolidated financial statements.

The net book value of mining interest amounted to $247.9 million as at June 30, 2021. Management assesses whether there is an indication that an asset or group of assets within a cash generating unit (CGU) may be impaired at the end of each reporting period. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors such as significant changes in commodity prices, estimates of the reserve and resource quantities and production and cost forecasts are used by management in determining whether there are any indicators.

Management’s estimates of the reserve and resource quantities are based on information compiled by qualified persons (management’s experts).

As at June 30, 2021, management has concluded that there are no impairment indicators on the Company’s mining interest.

We considered this a key audit matter due to the magnitude of mining interest and the subjectivity in applying procedures to evaluate audit evidence relating to the significant judgments made by management in their assessment of indicators of impairment.

Our approach to addressing the matter included the following procedures, amongst others:

•      Understood management’s process over their assessment of impairment indicators.

•       Assessed the completeness of internal and external factors that could be considered as indicators of impairment of the Company’s mining interest, including consideration of evidence obtained in other areas of the audit.

•      Evaluated management’s significant judgment relating to the existence of indicators of impairment as at June 30, 2021 by assessing the significant changes in commodity prices and in production and cost forecasts by considering external market data, current and past performance of the Company and audit evidence obtained in other areas of the audit, as applicable.

•       Evaluated management’s analysis of whether there was a significant change in estimates of the reserve and resource quantities by considering the most recent reserve and resource estimates prepared by management’s experts. As a basis for using this work, the competence, capability and objectivity of management’s experts was evaluated, the work performed was understood and the appropriateness of the work as audit evidence was evaluated. The procedures performed also included evaluation of the methods and assumptions used by management’s experts and an evaluation of their findings.

Comparative Information

The consolidated statement of operations and comprehensive (loss)/income, the consolidated statement of cash flow and the consolidated statement of changes in shareholders’ equity for the period from January 1, 2020 to June 30, 2020 and the related notes are unaudited.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is James Lusby.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

December 9, 2021

TABLE OF CONTENTS

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME	7
CONSOLIDATED BALANCE SHEETS	8
CONSOLIDATED STATEMENTS OF CASH FLOWS	9
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	10

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS	11
2. BASIS OF PRESENTATION	11
3. SUMMARY OF ACCOUNTING POLICIES	12
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS	18
5. DISCONTINUED OPERATIONS	21
6. SEGMENTED INFORMATION	24
7. REVENUE	25
8. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION	26
9. OTHER EXPENSE, NET	26
10. FINANCE EXPENSE, NET	27
11. INCOME TAXES	27
12. (LOSS)/INCOME PER COMMON SHARE	30
13. ACCOUNTS AND OTHER RECEIVABLES	31
14. INVENTORIES	31
15. MINING INTERESTS	32
16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	33
17. REHABILITATION PROVISIONS	33
18. DEFERRED REVENUE	33
19. DEBT	34
20. LEASE LIABILITIES	37
21. SHARE CAPITAL	37
22. SHARE-BASED COMPENSATION	38
23. RELATED PARTY TRANSACTIONS	42
24. PRINCIPAL SUBSIDIARY INFORMATION	42
25. DERIVATIVE FINANCIAL INSTRUMENTS	43
26. FINANCIAL RISK MANAGEMENT	45
27. SUPPLEMENTAL CASH FLOW INFORMATION	47
28. COMMITMENTS AND CONTINGENCIES	48
29. SUBSEQUENT EVENTS	49
30. PRIOR PERIOD COMPARATIVES	50

GOLDEN STAR RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS)/INCOME

(Stated in thousands of U.S. dollars except per share data)

		Six Months Ended June 30,
	Notes	2021	2020 [1]
			(Unaudited)

Revenue	7	129,381	129,455
Cost of sales excluding depreciation and amortization	8	63,256	59,581
Depreciation and amortization		14,379	11,382
Mine operating profit		51,746	58,492

Other expenses
Exploration expense		2,204	1,190
Corporate general and administrative expense		9,154	9,487
Share-based compensation expense	22	1,479	1,569
Other expense, net	9	20,641	6
Gain on fair value of derivative financial instruments, net	25	(6,547)	(2,286)
Income before finance and tax		24,815	48,526
Finance expense, net	10	4,749	6,924
Income from continuing operations before tax		20,066	41,602
Income tax expense	11	19,693	22,206
Net income and comprehensive income from continuing operations		373	19,396
Net loss and comprehensive loss from discontinued operations	5	-	(11,052)
Net income and comprehensive income		373	8,344

Net income and comprehensive income/(loss) attributable to non-controlling interest		3,505	(258)
Net (loss)/income and comprehensive (loss)/income attributable to Golden Star shareholders		(3,132)	8,602
		373	8,344

Net (loss)/income from continuing operations per share attributable to Golden Star shareholders	12
Basic		$(0.03)	$0.14
Diluted		$(0.03)	$0.12

Net loss from discontinued operations per share attributable to Golden Star shareholders	12
Basic		$-	$(0.06)
Diluted		$-	$(0.06)

Net (loss)/income per share attributable to Golden Star shareholders	12
Basic		$(0.03)	$0.08
Diluted		$(0.03)	$0.07

1Refer to Note 30 for information on revised prior period comparatives.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars)

		As of	As of
	Notes	June 30, 2021	December 31, 2020 [1]
ASSETS
CURRENT ASSETS
Cash and cash equivalents		72,727	60,809
Accounts and other receivables	13	5,084	23,759
Inventories	14	34,926	30,600
Prepaids and other		6,237	6,548
Derivative assets	25	423	-
Total Current Assets		119,397	121,716
RESTRICTED CASH		2,315	2,131
ACCOUNTS AND OTHER RECEIVABLES	13	12,770	12,602
MINING INTERESTS	15	247,904	207,412
DERIVATIVE ASSETS	25	1,099	-
Total Assets		383,485	343,861

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	16	40,040	41,297
Current portion of rehabilitation provisions	17	3,035	2,018
Current portion of deferred revenue	18	8,190	7,646
Current portion of long-term debt	19	51,224	49,735
Current portion of lease liabilities	20	2,653	296
Current portion of derivative liability	25	-	3,312
Current income tax liabilities		12,424	12,774
Total Current Liabilities		117,566	117,078
REHABILITATION PROVISIONS	17	13,793	15,550
DEFERRED REVENUE	18	94,254	96,916
LONG-TERM DEBT	19	52,522	54,547
LEASE LIABILITIES	20	31,232	1,185
DERIVATIVE LIABILITY	25	-	1,713
DEFERRED TAX LIABILITY		32,601	31,098
Total Liabilities		341,968	318,087

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		-	-
Common shares, without par value, unlimited shares authorized	21	932,319	918,013
CONTRIBUTED SURPLUS		39,833	38,769
DEFICIT		(954,051)	(950,919)
Shareholders’ equity attributable to Golden Star shareholders		18,101	5,863
NON-CONTROLLING INTEREST		23,416	19,911
Total Equity		41,517	25,774
Total Liabilities and Shareholders’ Equity		383,485	343,861

1Refer to Note 30 for information on revised prior period comparatives and Note 28 for Commitments and Contingencies.

The accompanying notes are an integral part of the consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"	"Mona Quartey"
Timothy C. Baker, Director	Mona Quartey, Director

GOLDEN STAR RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of U.S. dollars)

		Six Months Ended June 30,
	Notes	2021	2020 [1]
			(Unaudited)

OPERATING ACTIVITIES:
Net income from continuing operations		373	19,396
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization		14,666	11,613
Share-based compensation expense	22	1,479	1,569
Income tax expense	11	19,693	22,206
Gain on fair value of derivative financial instruments, net	25	(6,547)	(2,286)
Deferred revenue recognized	7	(3,421)	(4,302)
Reclamation expenditures	17	(612)	(522)
Other non-cash items	27	20,858	4,407
Changes in working capital and taxes paid	27	(23,346)	(13,547)
Net cash provided by operating activities of continuing operations		23,143	38,534
Net cash used in operating activities of discontinued operations		-	(14,784)
Net cash provided by operating activities		23,143	23,750
INVESTING ACTIVITIES:
Additions to mining interests	15	(22,043)	(21,828)
Change in accounts payable and deposits on mine equipment and material		(938)	(198)
Decrease in restricted cash		(184)	(5)
Net cash used in investing activities of continuing operations		(23,165)	(22,031)
Net cash used in investing activities of discontinued operations		-	(4,569)
Net cash used in investing activities		(23,165)	(26,600)
FINANCING ACTIVITIES:
Principal payments on Macquarie Credit Facility	19	-	(5,000)
Principal payments on lease liabilities	20	(1,867)	(926)
Shares issued, net of issuance costs	21	13,807	-
Exercise of stock options and DSUs and settlement of PRSUs		-	473
Net cash provided/(used) by financing activities of continuing operations		11,940	(5,453)
Net cash used in financing activities of discontinued operations		-	(13)
Net cash provided/(used) by financing activities		11,940	(5,466)
Increase/(decrease) in cash and cash equivalents		11,918	(8,316)
Cash and cash equivalents, beginning of period		60,809	53,367
Cash and cash equivalents, end of period		72,727	45,051

1Refer to Note 30 for information on revised prior period comparatives and Note 27 for Supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Stated in thousands of U.S. dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Issued on exercise of DSUs	101,579	139	(243)	-	-	(104)
Issued on exercise of stock options	405,353	997	(378)	-	-	619
Issued on settlement of PRSUs, net of tax	71,474	231	(272)	-	-	(41)
Options granted	-	-	352	-	-	352
Deferred share units granted	-	-	369	-	-	369
Performance and restricted share units granted	-	-	207	-	-	207
UK performance share units granted	-	-	467	-	-	467
Net income/(loss)	-	-	-	8,602	(258)	8,344
Balance at June 30, 2020 (Unaudited)	109,963,469	911,572	39,466	(890,177)	(82,771)	(21,910)

Balance at January 1, 2021	111,313,595	918,013	38,769	(950,919)	19,911	25,774
Shares issued	4,220,213	13,807	-	-	-	13,807
Issued on exercise of DSUs	20,660	23	(23)	-	-	-
Issued on settlement of UK PSUs	170,579	476	(476)	-	-	-
Options granted	-	-	37	-	-	37
Deferred share units granted	-	-	534	-	-	534
Performance and restricted share units granted	-	-	134	-	-	134
UK performance share units granted	-	-	858	-	-	858
Net (loss)/income	-	-	-	(3,132)	3,505	373
Balance at June 30, 2021	115,725,047	932,319	39,833	(954,051)	23,416	41,517

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)

1. NATURE OF OPERATIONS

Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.

Through our 90% owned subsidiary, Golden Star (Wassa) Limited (“GSWL”), we own and operate the Wassa underground mine and a carbon-in-leach processing plant (collectively "Wassa"), located northeast of the town of Tarkwa, Ghana. Until September 30, 2020 and as further discussed in Note 5, we owned and operated the Bogoso gold mining and processing operations, the Prestea open pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.

2. BASIS OF PRESENTATION

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and with interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting.

These consolidated financial statements were approved by the Company's Board of Directors on December 9, 2021.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3.

All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration which are measured at fair value through profit or loss.

Going concern

As at June 30, 2021, the Company had cash and cash equivalents of $72.7 million, net current assets excluding deferred revenue of $10.0 million and net cash provided by operations before working capital changes for the six months ended of $46.5 million. As at June 30, 2021, the Company was compliant with its debt covenants. On August 15, 2021, the principal balance of $51.5 million and outstanding interest on the Convertible Debentures were fully repaid in cash as further discussed in Note 29.

To date, the Company's operations have been largely unaffected by the COVID-19 pandemic, and gold production and shipments have continued without any significant disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditures for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the consolidated financial statements on a going concern basis.

3. SUMMARY OF ACCOUNTING POLICIES

Cash and cash equivalents

Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.

Restricted cash

Cash balances that are subject to legal or contractual obligations are classified separately on the consolidated balance sheets as restricted cash.

Inventories

Inventory classifications include "stockpiled ore," "in-process inventory," "finished goods inventory" and "materials and supplies". The stated value of all production inventories includes direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.

Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.

Finished goods inventory is saleable gold in the form of doré bars. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.

Materials and supplies inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.

All inventories are valued at the lower of average cost or net realizable value.

Property, plant and equipment

Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.

The costs of self-constructed assets include direct construction costs and direct overhead costs during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.

Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five-year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.

The residual values, useful lives and method of depreciation of property, plant and equipment are reviewed at each reporting period end and adjusted prospectively, if appropriate.

Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net in the consolidated statement of operations.

Mining properties

Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have previously been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead costs and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.

Mining property assets are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.

Underground mine development costs

Underground mine development costs include development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground. The time over which the Company will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a units-of-production basis, whereby the denominator is estimated ounces of gold in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a units-of-production basis, whereby the denominator is the estimated ounces of gold in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Impairment of long-lived assets

The Company assesses at each reporting period whether there is an indication that an asset or group of assets within a cash generating unit (CGU) may be impaired at the end of each reporting period. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost of disposal ("FVLCD") and the asset's value in use ("VIU"). If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.

In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not already reflected in the estimates of future cash flows. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.

FVLCD is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.

Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.

Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, and equipment failures could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.

If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the consolidated statement of operations in the period the reversals occur.

Material changes to any of the factors or assumptions discussed above could result in future asset impairments.

Rehabilitation provisions

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable, and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. Changes to the provision for reclamation and remediation obligations related to suspended mine operations are recognized in the consolidated statements of operations. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

Deferred revenue

Deferred revenue consists of: (i) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 18, Deferred Revenue, and (ii) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.

The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the Streaming Agreement. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Stream Agreement.

As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on an ongoing basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine. Should a change in the transaction price be necessary, a cumulative catch-up adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.

Foreign currency transactions

The Company's presentation currency of its consolidated financial statements is the U.S. dollar, as is the functional currency of its operations. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net loss, except those arising on the translation of equity investments at fair value through other comprehensive income that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.

Income taxes

Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.

Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period.

The carrying amount of deferred income tax assets or liabilities are reviewed at the end of each reporting period and recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.

Net (loss)/income per share

Basic (loss)/income per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options, convertible debentures and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic loss per share.

Revenue recognition

Revenue from the sale of gold is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to the COVID-19 pandemic. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.

Revenue recognition for the Company’s Streaming Agreement is disclosed in the accounting policy for deferred revenue.

Share-based compensation

Under the Company's Fourth Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair value of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.

Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the consolidated statements of operation with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares or a combination thereof.

The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives, employees and directors. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.

Under the Company's Performance Share Units ("PSU") plan, PSUs may be granted to executives, employees and non-employee directors. Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The PSUs vest at the end of a three-year performance. The cash award is determined by multiplying the number of units by the performance adjusting factor, which ranges from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the PSU plan. As the Company was required to settle these awards in cash, they were accounted for as liability awards with corresponding compensation expense recognized. The final PSU grant vested on December 31, 2018 and as a result the Company did not recognize a PSU expense in 2019 and 2020.

Under the Company's 2017 performance and restricted share unit plan (the "2017 PRSU Plan"), performance share units ("2017 PSUs") and restricted share units ("2017 RSUs" and, together with the 2017 PSUs, the "Share Units") may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii).

Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the 2017 PRSU Plan. As the Company has a practice of settling these awards in common shares, they are accounted for as equity awards with corresponding compensation expense recognized.

In February 2020, the Company adopted a new UK Performance Share Unit Plan ("UK PSU Plan") which was approved by Golden Star shareholders on May 7, 2020. Under the UK PSU Plan, performance share units ("UK PSUs") may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).

Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.

The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board of Directors. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.

Right of use asset and lease liabilities

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, each operation’s applicable incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following: fixed payments, including in-substance fixed payments, less any lease incentives receivable, variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date, amounts expected to be payable by the Company under residual value guarantees, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the Company expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect lease payments made, and remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The right-of-use asset is initially measured at cost, which comprises the following: the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs incurred by the Company, and an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated in accordance with the Company’s accounting policy for plant and equipment, from the commencement date to the earlier of the end of its useful life or the end of the lease term.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to consolidated statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the consolidated balance sheets, right-of-use assets and lease liabilities are reported in mineral properties, plant and equipment and debt and lease liabilities, respectively.

Financial instruments

Financial assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or amortized cost, as appropriate.

The Company assesses credit risk on accounts and other receivables at the end of each reporting period, measuring expected credit losses using a provision based matrix based on factors that are specific to the respective trade receivables, and changes in credit risk since the initial recognition of the respective financial instrument.

Financial liabilities

The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as hedging instruments in an effective hedge.

Derivatives

From time to time the Company may utilize foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. The Company does not employ derivative financial instruments for trading purposes or for speculative purposes. Derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the consolidated statements of operations. The Company did not have any foreign exchange derivatives outstanding at June 30, 2021.

7% Convertible Debentures embedded derivative

The Company's 7% Convertible Debentures embedded derivative is considered a financial instrument at FVTPL. The embedded derivative was recorded at fair value on the date of debt issuance. It is subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the consolidated statements of operations. The fair value of the embedded derivative is determined using a convertible note valuation model, using assumptions based on market conditions existing at the reporting date.

Non-hedge derivative contracts

The non-hedge accounted costless collar contracts are considered FVTPL financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. The non-hedge derivative contracts are included within derivative liabilities on the balance sheet, with liabilities for positions expiring within one year classed as current derivative liabilities.

Share capital

Common shares are classified as equity. Costs directly attributable to the issue of new shares or share options are shown in equity as a deduction, net of tax, from the gross proceeds.

Discontinued operation

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguishable from the rest of the Company and which:

•	represents a separate major line of business or geographic area of operations;
•	is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•	is a subsidiary acquired exclusively with a view to re-sale.

When an operation is classified as discontinued, the comparative consolidated statement of operations is re-presented as if the operation had been discontinued from the start of the comparative year.

Deferred consideration

Where settlement of any part of cash consideration is deferred, the amounts receivable in the future are discounted to their present value as at the date of disposal.

The fair value of any contingent consideration is determined based on present value and the discount rate used is adjusted for counterparty or own credit risk. Any changes in fair value are recognized in the consolidated statement of operations.

Changes in accounting policies

The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.

IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use

In 2020, the IASB published IAS 16, Property, Plant and Equipment- Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.

These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.

Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of Interbank Offered Rate (“IBOR”) replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Preparation of our consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on Management's historical experience and on other assumptions that are believed to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Deferred revenue

Significant judgment is required in determining the appropriate accounting for the Streaming Agreement that has been entered into. Management has determined that the Company assumes significant business risk associated with the timing and amount of ounces of gold ounces being delivered. As such, the deposits received have been recorded as deferred revenue liabilities in the consolidated balance sheet. The amount of gold ounces expected to be delivered can increase or decrease from previous estimates.

The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the Streaming Agreement. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Streaming Agreement.

As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on an ongoing basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment annually and each time there is a significant change in the underlying forecast gold production profile of a mine. Should a change in the transaction price be necessary, a cumulative catch-up adjustment to revenue will be made in the period in which the change occurs, to reflect the updated forecast production profile expected to be delivered under the Streaming Agreement.

Discontinued operations

Significant judgement was applied regarding classification of Prestea as a discontinued operation and whether the sale of Prestea represents a separate major line of business or geographical area. Management has considered that Prestea represents a separate major line of business considering Prestea is a separate segment and legal entity that has its own management team, employees, books and records and has a separate operating mine, processing plant and a different mining process than the Wassa mine and does not blend or commingle any of its gold inventories with Wassa. Further, the operating mine and processing plant are located in different geographic areas in Ghana. Accordingly, it was classified as a discontinued operation.

Mineral reserves and resources

Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.

Differences between Management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets and the recognition of deferred revenue.

Units of production depreciation

The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable mineral reserves. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral reserve and resource estimates.

Carrying value of assets and impairment charges

The Company undertakes a review of its assets at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit ("CGU") is made, which is considered to be the higher of its FVLCD and VIU. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, Management is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, Management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.

Assessment of impairment and reverse impairment indicators

Management applies significant judgment in assessing whether indicators of impairment or reverse impairment exist which would necessitate impairment testing. Internal and external factors such as significant changes in commodity prices, estimates of the reserve and resource quantities and production and costs forecasts are used by Management in determining whether there are any indicators. Management’s estimates of the reserve and resource quantities are based on information compiled by qualified persons (management’s experts).

As at June 30, 2021, management has concluded that there are no impairment indicators on the Company's mining interests.

Rehabilitation provisions

Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements in the jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents Management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.

Fair value of financial instruments, including embedded derivatives

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

When measuring the fair value of an asset or liability, the Company uses observable market data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Income taxes

We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these tax estimates in consideration of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit is recognized.

A deferred tax asset is recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.

Expected credit losses

Significant judgement is required in determining the recoverability of deferred consideration recognized from the sale of Prestea (Note 5). Specifically, Management is required to estimate the probability of default and the loss given default, at the end of each reporting period. Management assesses the credit risk by taking into account factors that are both specific to the receivable and the general economic environment in which the relevant parties operate.

5. DISCONTINUED OPERATIONS

Deferred consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to Future Global Resources (“FGR”) pursuant to a share purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (the “SPA”), for a deferred consideration of $34.3 million which is guaranteed by Blue International Holdings (“BIH”), the parent company of FGR and which, prior to the amendments to the SPA as described below, was payable by FGR to Golden Star in the following tranches:

–	$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (the “EPA”) in relation to Prestea, and (ii) March 30, 2021;
–	$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which amounts to approximately $4.3 million to be paid on July 31, 2021; and
–	$15 million in cash to be paid on July 31, 2023.

SPA Amendments

On March 28, 2021, the Company and Caystar, entered into an agreement with FGR and BIH, to amend the SPA to account for deferred consideration conditions. The staged payments that form the deferred consideration, as outlined in the SPA, were reprofiled such that (i) the $5 million that was originally due on March 30, 2021, and (ii) the $10 million that was originally due on July 31, 2021, each became payable on May 31, 2021.

On May 31, 2021, the Company and Caystar, entered into a further agreement with FGR and BIH, to amend the SPA. The staged payments that form the deferred consideration have been reprofiled to allow time for FGR to complete ongoing financing transactions and the environmental bonding process for Bogoso-Prestea. Pursuant to this second amendment to the SPA, the deferred consideration payments fall due as follows:

–	the $15 million payment that was due on May 31, 2021 must be paid by no later than July 16, 2021; and
–	an amount of approximately $4.6 million (comprised of the working capital balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) must be paid by no later than July 31, 2021.

As of July 31, 2021, no deferred consideration had been received by Golden Star from FGR.

On September 30, 2021, the Company concluded negotiations with FGR to restructure the consideration for the purchase of the Prestea mine.

The deferred consideration was replaced by a net smelter return (“NSR”) agreement with the following commercial terms:

–	from October 1, 2020, NSR royalty payments in respect of products produced from the Prestea underground mine will be paid at a rate of 1% of the net smelter returns once production exceeds 100,000 ounces of gold, and up to a total of 300,000 ounces of gold;
–	once production from the Prestea underground mine exceeds 300,000 ounces of gold, the royalty rate will increase to 2%, until cumulative royalty payments total $35 million at which point the obligation to make royalty payments will automatically terminate; and
–	these payments apply to production from the areas containing the underground resources and reserves declared at the Prestea underground mine at the time it was acquired by FGR.

As part of the restructuring of the SPA, FGR have waived all existing and future claims.

Contingent Payment

In addition to the deferred consideration, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulphide Project (the "Contingent Payment"). The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

•	$20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
•	$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•	$40 million, if the average spot gold price is greater than $1,700/oz.

Following the restructuring of the consideration for the sale of Prestea announced on October 1, 2021, the Contingent Payment is now payable in three tranches, rather than two, as follows:

•	33.3% at the time when 5% of the sulphide mineral resources have been extracted;
•	33.3% at the time of the first anniversary of the declaration that 5% of the sulphide mineral resources have been extracted; and
•	the remaining unpaid amount of the Contingent Payment will fall due once a cumulative 500,000 ounces of gold have been produced from the Bogoso Sulphide project.

The triggering point for the Contingent Payment is the extraction of an aggregate of 5% of the sulphide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource.

The amount recognized for the Contingent Payment on completion of the sale of Prestea is $nil as there has been no occurrence of the aforementioned milestones upon which the Contingent Payment is payable.

Significant judgment was required when determining the amount of the consideration to be allocated to the remaining performance obligations relating to the remaining Tier One ounces and the subsequent delivery of the Tier Two ounces from Wassa in the Streaming Agreement, with reference to the underlying life of mine plans and the corresponding derecognition of the deferred revenue balance relating to the remaining Prestea ounces. Management’s estimates of life of mine plans are tied to the reserves and resources estimates which are reviewed and approved by the Company’s Qualified Persons pursuant to National Instrument 43-101 (“NI 43-101”).

The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period.

The components of net loss from discontinued operations and cash flow information for the periods ended June 30, 2021 and 2020 were as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Revenue	-	23,546
Cost of sales excluding depreciation and amortization	-	29,162
Depreciation and amortization	-	2,776
Mine operating loss	-	(8,392)
Prestea general and administrative expense	-	1,142
Other expense, net	-	1,308
Loss before finance and tax	-	(10,842)
Finance income, net	-	210
Net loss from discontinued operations	-	(11,052)
Net loss and comprehensive loss from discontinued operations attributable to non-controlling interest	-	(4,188)
Net loss and comprehensive loss from discontinued operations attributable to Golden Star shareholders	-	(6,864)

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Net cash used in operating activities	-	(14,784)
Net cash used in investing activities	-	(4,569)
Net cash used in financing activities	-	(13)
Net cash used by discontinued operations	-	(19,366)

6. SEGMENTED INFORMATION

Segmented revenue and results

The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by Management. Each segment is identified based on quantitative and qualitative factors.

Six Months Ended June 30,	Wassa	Exploration	Corporate	Total
2021
Revenue	129,381	-	-	129,381
Mine operating expenses	58,534	-	-	58,534
Severance charges	111	-	-	111
Operating costs from metal inventory	(2,265)	-	-	(2,265)
Royalties	6,876	-	-	6,876
Cost of sales excluding depreciation and amortization	63,256	-	-	63,256
Depreciation and amortization	14,379	-	-	14,379
Mine operating profit	51,746	-	-	51,746
Income tax expense	19,693	-	-	19,693

Net income from continuing operations attributable to non-controlling interest	3,505	-	-	3,505
Net income/(loss) from continuing operations attributable to Golden Star	25,089	(1,342)	(26,879)	(3,132)
Net income/(loss) from continuing operations	28,594	(1,342)	(26,879)	373

Capital expenditures[1]	21,636	323	84	22,043

2020 (unaudited)
Revenue	129,455	-	-	129,455
Mine operating expenses	52,000	-	-	52,000
Severance charges	45	-	-	45
Operating costs to metal inventory	508	-	-	508
Inventory write-downs	159	-	-	159
Royalties	6,869	-	-	6,869
Cost of sales excluding depreciation and amortization	59,581	-	-	59,581
Depreciation and amortization	11,382	-	-	11,382
Mine operating profit	58,492	-	-	58,492
Income tax expense	22,206	-	-	22,206

Net income from continuing operations attributable to non-controlling interest	3,930	-	-	3,930
Net income/(loss) from continuing operations attributable to Golden Star	30,690	(1,459)	(13,765)	15,466
Net income/(loss) from continuing operations	34,620	(1,459)	(13,765)	19,396

Capital expenditures[1]	21,434	-	394	21,828

1 Capital expenditures excludes additions of right-of-use assets and changes in rehabilitation provision estimates. See Note 15 for a full breakdown of additions to mining interests.

Segmented Assets

The following table presents the segmented assets:

	Wassa	Exploration	Corporate	Total
June 30, 2021
Total assets	342,594	653	40,238	383,485

December 31, 2020
Total assets	285,573	378	57,910	343,861

7. REVENUE

Revenue includes the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Revenue - Spot sales	123,091	122,296
Cash payment proceeds	2,869	2,857
Deferred revenue recognized	3,421	4,302
Revenue - Streaming Agreement	6,290	7,159
Total revenue	129,381	129,455

Information about major customers

During the six months ended June 30, 2021, approximately 90% (six months ended June 30, 2020 - 90%) of our gold production was sold through a gold refinery located in South Africa. Other than the sales to RGLD Gold AG as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.

8. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION

Cost of sales excluding depreciation and amortization include the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Contractors	6,661	4,312
Electricity	3,911	4,520
Fuel	3,400	2,663
Raw materials and consumables	11,073	10,668
Salaries and benefits	20,282	18,399
Maintenance parts and consumables	8,503	6,804
General and administrative overheads	4,283	3,880
Sales-related costs	421	754
Mine operating expenses	58,534	52,000
Severance charges	111	45
Operating costs to metal inventory	(2,265)	508
Inventory write-downs (Note 14)	-	159
Royalties	6,876	6,869
	63,256	59,581

9. OTHER EXPENSE, NET

Other expense includes the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Loss allowance on the deferred consideration for the sale of Prestea (Note 13)	19,572	-
Corporate office relocation costs	469	539
Realized loss on non-hedge derivative contracts (Note 25)	-	105
Other expenses/(income)	600	(638)
	20,641	6

10. FINANCE EXPENSE, NET

Finance expense and income include the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Interest expense on principal debt	3,253	3,664
Interest on financing component of deferred revenue (Note 18)	1,303	1,562
Accretion of 7% Convertible Debentures discount (Note 19)	1,489	1,314
Amortization of deferred financing fees	908	403
Interest expense on lease obligations	824	41
Net foreign exchange loss	344	62
Accretion of rehabilitation provision (Note 17)	25	77
Gain on modification of Macquarie Credit Facility (Note 19)	(2,851)	-
Accretion of long-term receivables discount (Note 13)	(444)	-
Interest income	(102)	(199)
	4,749	6,924

11. INCOME TAXES

We recognize deferred tax assets and liabilities based on the difference between the financial reporting and tax basis of assets and liabilities using the tax rates enacted or substantively enacted when the temporary differences are expected to reverse. Deferred tax assets are fully recognized when we conclude sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. These factors included, but are not limited to, (a) historic and expected future levels of taxable income; (b) tax plans that affect whether tax assets can be realized; and (c) the nature, amount and expected timing of reversal of taxable temporary differences. Levels of future income are affected by market price of gold, forecast future costs of production and quantities of proven and probable gold reserves.  If these factors or other circumstances changes, the Company records an adjustment to the recognition of deferred tax asset to reflect the Company’s latest assessment of the amount of deferred tax asset that is probable to be realized.

Our net deferred tax liabilities at June 30, 2021 and December 31, 2020 include the following components:

	June 30, 2021	December 31, 2020
Deferred tax assets
Deductible temporary differences relating to provisions	5,066	5,608
Deferred tax liabilities
Mine property costs	37,667	36,706
Net deferred tax liabilities	32,601	31,098

The composition of our unrecognized deferred tax assets by tax jurisdiction is summarized as follows:

	June 30, 2021	December 31, 2020
Deductible temporary differences
Canada	4,763	4,521
Ghana	824	824
	5,587	5,345

Tax losses
Canada	75,033	67,818
Other	488	2,396
	75,521	70,214

Total unrecognized deferred tax assets
Canada	79,796	72,339
Ghana	824	824
Other	488	2,396
	81,108	75,559

At June 30, 2021, the Company had a tax pool of $42.3 million which has no expiry date and loss carryovers of $262.0 million which expires between 2026 and 2041.

The income tax expense includes the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Current tax expense
Current tax on net earnings	18,131	16,362
Adjustments in respect to prior year	59	972
	18,190	17,334
Deferred tax expense
Originating and reversal of temporary differences in the current year	1,503	4,872
Income tax expense	19,693	22,206

During the six months ended June 30, 2021, current income taxes amounting to $18.5 million (six months ended June 30, 2020 - $4.3 million) were paid.

A reconciliation of expected income tax on net loss before minority interest at statutory rates with the actual income tax expense is as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Income from continuing operations before tax	20,066	41,602
Statutory tax rate	26.5%	26.5%
Tax benefit at statutory rate	5,317	11,025

Foreign tax rates	12,397	7,670
Permanent differences	(51)	-
Change in unrecognized deferred tax assets due to exchange rates	(2,519)	2,815
Change in unrecognized deferred tax assets	4,549	57
Other	-	639
Income tax expense	19,693	22,206

In 2019, the Ghana Revenue Authority (“GRA”) issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2014-2016 periods that claimed a reduction in the attributable tax losses by $29 million which following our appeal was reduced to $4 million during the course of 2020. Management still believes that the majority of the matters noted in the updated assessment are either incorrect or unsubstantiated and has filed a second appeal in an attempt to resolve these matters.

Subsequent to the financial year ended December 31 2020, the GRA issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2017-2018 periods that claimed a reduction in the attributable tax losses by $4 million. Management believes that the majority of the matters in the assessment are either incorrect or unsubstantiated and has filed an appeal in an attempt to resolve these matters.

As Golden Star (Wassa) Limited utilized all its tax loss carry forwards in the year ending December 31, 2019, if the above audit assessments were to be upheld there would be a cash tax exposure of approximately $3 million.

Overall, it remains the Company’s current assessment that the relevant assessments and claims by the GRA are in most cases unsubstantiated and without merit. No amounts have been recorded for any potential liability associated with the above amounts and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

12. (LOSS)/INCOME PER COMMON SHARE

The following table provides a reconciliation between basic and diluted loss per common share:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Net (loss)/income attributable to Golden Star shareholders used in calculating basic (loss)/income per share:
From continuing operations	(3,132)	15,466
From discontinued operations	-	(6,864)
	(3,132)	8,602
Diluted (loss)/income
Net (loss)/income from continuing operations attributable to Golden Star shareholders:
Used in calculating basic (loss)/income per share	(3,132)	15,466
Adjustments:
Interest expense on 7% Convertible Debentures	-	1,798
Accretion of 7% Convertible Debentures discount (Note 10)	-	1,314
Gain on fair value of 7% Convertible Debentures embedded derivative (Note 25)	-	(3,183)
Used in calculating diluted (loss)/income per share	(3,132)	15,395
Net loss from discontinued operations attributable to Golden Star Shareholders	-	(6,864)
Net (loss)/income attributable to Golden Star shareholders used in calculating diluted (loss)/income per share	(3,132)	8,531

Weighted average number of basic shares (millions)	113.4	109.7
Dilutive securities:
Options	-	0.3
Deferred share units	-	1.3
Performance and restricted share units	-	0.5
UK performance share units	-	1.1
7% Convertible Debentures	-	11.4
Weighted average number of diluted shares (millions)	113.4	124.3

Basic (loss)/income per share
From continuing operations	$(0.03)	$0.14
From discontinued operations	$-	$(0.06)
Basic (loss)/income per share attributable to Golden Star shareholders	$(0.03)	$0.08

Diluted (loss)/income per share
From continuing operations	$(0.03)	$0.12
From discontinued operations	$-	$(0.06)
Diluted (loss)/income per share attributable to Golden Star shareholders	$(0.03)	$0.07

13. ACCOUNTS AND OTHER RECEIVABLES

The following table summarizes the components of the Company's current and long-term accounts receivables:

	As of	As of
	June 30, 2021	December 31, 2020
Current:
Deferred consideration for the sale of Prestea, net of loss allowance	-	19,297
Gold sales receivable	308	174
Indirect taxes	2,097	1,579
Other	2,679	2,709
	5,084	23,759
Long-term:
Deferred consideration for the sale of Prestea, net of loss allowance	12,770	12,602
	12,770	12,602

During the six months ended June 30, 2021, the Company recognized interest on the non-current portion of the receivable of $0.4 million (Note 10).

Loss allowance on the deferred consideration for the sale of Prestea

As of July 31, 2021, no deferred consideration had been received by Golden Star from FGR. A final settlement agreement was concluded on September 30, 2021 as discussed in Notes 5 and 29.

For the six months ended June 30, 2021, Management concluded that the credit profile of the deferred consideration from FGR has changed significantly since initial recognition and that there is an increased risk of overall default occurring over the expected life of the receivable. Management considered various scenarios with different loss amounts and applied judgement in considering various probabilities in determining the provision recorded. As a result, a loss allowance of $19.6 million for the six months ended June 30, 2021 has been recognized as part of Other expense, net in the Consolidated Statements of Operations. Expected credit loss will be updated as facts and circumstances change in future periods and actual results may vary.

As discussed in Notes 5 and 29, a final settlement was concluded on September 30, 2021 with respect to certain amendments of the original terms of the SPA. An additional loss of $13.3 million will be recorded by the Company for the three months ended September 30, 2021.

14. INVENTORIES

Inventories include the following components, net of provisions:

	As of	As of
	June 30, 2021	December 31, 2020
Stockpiled ore	6,783	6,706
In-process ore	1,494	1,057
Finished goods	2,381	449
Materials and supplies	24,268	22,388
	34,926	30,600

The cost of inventories expensed for the six months ended June 30, 2021 was $56.4 million (six months ended June 30, 2020 - $52.7 million).

Finished goods inventory of $0.4 million as of June 30, 2021 is carried at net realizable value (December 31, 2020 - $0.4 million).

15. MINING INTERESTS

The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2019	492,594	1,006,685	18,261	1,517,540
Additions	69	-	52,151	52,220
Right-of-use asset additions	599	-	-	599
Transfers	22,526	39,602	(62,128)	-
Change in rehabilitation provision estimate	-	2,215	-	2,215
Derecognized on sale of Prestea	(226,396)	(244,612)	(4,598)	(475,606)
Disposals and other	(301)	-	-	(301)
Balance at December 31, 2020	289,091	803,890	3,686	1,096,667
Additions	84	-	21,959	22,043
Right-of-use asset additions	33,447	-	-	33,447
Change in rehabilitation provision estimate (Note 17)	-	(154)	-	(154)
Balance at June 30, 2021	322,622	803,736	25,645	1,152,003

Accumulated depreciation
As of December 31, 2019	450,263	802,588	-	1,252,851
Depreciation and amortization	11,986	17,596	-	29,582
Derecognized on sale of Prestea	(210,594)	(182,364)	-	(392,958)
Disposals and other	(220)	-	-	(220)
Balance at December 31, 2020	251,435	637,820	-	889,255
Depreciation and amortization	8,416	6,428	-	14,844
Balance at June 30, 2021	259,851	644,248	-	904,099

Carrying amount
Balance at December 31, 2020	37,656	166,070	3,686	207,412
Balance at June 30, 2021	62,771	159,488	25,645	247,904

Additions to mining interests are presented inclusive of discontinued operations, whereas additions per the consolidated statement of cash flows and the segment information are presented excluding discontinued operations. The additions for continuing operations and discontinued operations for the year ended December 31, 2020 amounted to $45.2 million and $7.0 million, respectively. The additions for continuing operations and discontinued operations for the six months ended June 30, 2021 amounted to $21.8 million and $4.9 million, respectively.

As at June 30, 2021, the right-of-use assets had net carrying amounts of $34.3 million (December 31, 2020 - $2.7 million). The total minimum lease payments are disclosed in Note 20 - Lease liabilities.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2021	December 31, 2020
Trade and other payables	18,474	20,026
Accrued liabilities	13,708	14,137
Payroll-related liabilities	5,692	4,917
Accrued interest payable	2,166	2,217
	40,040	41,297

17. REHABILITATION PROVISIONS

At June 30, 2021, the estimated total undiscounted amount of future cash for rehabilitation of Wassa was estimated to be $17.2 million. A discount rate assumption of 0.6%, an inflation rate assumption of 1.8% and a risk premium of 5% were used to value the rehabilitation provisions as at June 30, 2021. This compares to a discount rate of 0.3%, an inflation rate of 1.7% and a risk premium of 5% used as at December 31, 2020. The Company expects payments for reclamation to be incurred between 2021 and 2027. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	17,568	68,435
Accretion of rehabilitation provisions (Note 10)	25	444
Changes in estimates	(153)	4,188
Cost of reclamation work performed	(612)	(2,632)
Derecognized on sale of Prestea	-	(52,867)
Balance at the end of the period	16,828	17,568

Current portion	3,035	2,018
Long-term portion	13,793	15,550
	16,828	17,568

For the year ended December 31, 2020, the accretion of the rehabilitation provision for Prestea of $0.2 million was included in the net loss for discontinued operations and the accretion of the rehabilitation provision for Wassa of $0.2 million was included in finance expenses (Note 10). The cost of reclamation work performed for Prestea for the year ended December 31, 2020 of $1.4 million was included within net cash used in operating activities of discontinued operations. The remaining cost of reclamation work for the year ended December 31, 2020 of $1.2 million pertains to work performed for Wassa and is included within net cash provided by operating activities of continuing operations. Changes in estimates for the year ended December 31, 2020 comprised $0.9 million of charges relating to Wassa and $3.3 million relating to Prestea up until the point of sale.

18. DEFERRED REVENUE

In May 2015, the Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG which provides that Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at June 30, 2021, the Company had delivered a total of 127,984 ounces of gold to RGLD Gold AG since the inception of the Streaming Agreement.

Following the sale of Prestea and as discussed in Note 5, the Streaming Agreement has been restructured to separate Prestea from the current arrangement. Wassa will now deliver the remainder of the Tier One streaming obligation and thereafter Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production at a cash purchase price of 30% of spot gold price.

The changes in the carrying value of deferred revenue are as follows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	104,562	113,975
Deferred revenue recognized before cumulative catch-up adjustment	(3,421)	(9,804)
Interest on financing component of deferred revenue (Note 10)	1,303	3,026
Variable consideration adjustment	-	6,437
Derecognized on sale of Prestea	-	(9,072)
Balance at the end of the period	102,444	104,562

Current portion	8,190	7,646
Long-term portion	94,254	96,916
Total	102,444	104,562

During the six months ended June 30, 2021, the Company sold 7,987 (six months ended June 20, 2020 - 10,357) ounces of gold to RGLD Gold AG. Revenue recognized on the ounces sold from Wassa production to RGLD Gold AG during the six months ended June 30, 2021 consisted of $2.9 million (six months ended June 20, 2020 - $3.4 million including discontinued operations of $0.5 million) of cash payment proceeds and $3.4 million (six months ended June 20, 2020 - $5.1 million including discontinued operations of $0.8 million) of deferred revenue recognized (Note 7).

As the Company's Streaming Agreement contains a variable component, each time there is a significant change in the underlying gold production of the Company's mines a cumulative catch-up adjustment to revenue is required. In December 2020, the Company realized an adjustment to revenue and finance costs due to an increase in the Company's mineral resource and reserve estimates related to Wassa as reflected in the latest life of mine plans. The result of the adjustment was to increase deferred revenue by $6.4 million.

19. DEBT

The following table summarizes the components of the Company's current and long-term debt:

	As of	As of
	June 30, 2021	December 31, 2020
Current debt:
7% Convertible Debentures	51,224	49,735
	51,224	49,735
Long-term debt:
Macquarie Credit Facility	52,522	54,547
	52,522	54,547

Macquarie Credit Facility

On October 17, 2019, the Company closed the $60 million senior secured Macquarie Credit Facility. The interest rate is 4.5% plus the applicable USD LIBOR rate. Certain subsidiaries of the Company are guarantors under the Macquarie Credit Facility, namely, Caystar Holdings, Wasford Holdings, Golden Star (Wassa) Limited, and Caystar Finance Co.

On October 9, 2020, the Company entered into a modified and restated credit agreement with Macquarie pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allowed the Company to re-draw the two $5 million principal repayments that were made in June and September 2020 and provided an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% Convertible Debentures maturing in August 2021. The modification of the Macquarie Credit Facility included a rescheduled amortization profile which defers quarterly repayments of $5 million per quarter to March 2022. The quarterly principal repayments will continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled with a $25 million bullet payment. Should the Company elect to draw the additional $10 million at the time it becomes available, the next quarterly principal repayment will be brought forward to September 2021.

On May 31, 2021, the Company announced the restructuring and upsizing of the Macquarie Credit Facility to a three-year revolving credit facility (“RCF”) to $90 million. The restructuring also removed the $5 million quarterly capital repayment amortization profile which was due to come into effect in September 2021 if the Macquarie Credit Facility was fully drawn, or March 2022 if the current $60 million drawn amount was sustained. The capacity of the RCF remains at $90 million to June 30, 2023, when it steps down to $50 million until maturity on June 30, 2024. The term of the RCF and the step down in the capacity will be reviewed annually and could be further extended, subject to the successful conversion of mineral resources to mineral reserves through the planned infill drilling program at Wassa. The modification of the Macquarie Credit Facility resulted in a gain on modification of $2.9 million and is reflected in Finance expense, net (Note 10).

The RCF includes clauses requiring the Company to maintain certain key covenants. The Company must maintain an Interest Coverage Ratio of greater than 4:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarter; maintain a ratio of Net Debt to EBITDA of less than 3:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarters; ensure that at all times a minimum liquidity (unrestricted cash plus undrawn RCF) of $25 million is maintained; and ensure a minimum proven and probable reserve of 700,000 ounces is maintained. Should the Company wish to draw any amount from the RCF to apply to the repayment of the 7% Convertible Debentures, the Company must meet a $35 million forecast liquidity at the time of draw down, net of an assumed repayment of the 7% Convertible Debentures that mature in August 2021. The Company remains in compliance with the covenants as at June 30, 2021.

7% Convertible Debentures

The 7% Convertible Debentures were issued on August 3, 2016, in the amount of $65.0 million due August 15, 2021. The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures due June 1, 2017 to exchange $42.0 million principal amount of the outstanding 5% Convertible Debentures for an equal principal amount of 7% Convertible Debentures (the "Exchange"), with such principal amount being included in the issuance of the $65.0 million total aggregate principal amount of the 7% Convertible Debentures. The Company did not receive any cash proceeds from the Exchange. The 7% Convertible Debentures are governed by the terms of an indenture dated August 3, 2016, by and between the Company and The Bank of New York Mellon, as indenture trustee.

The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 at the option of the holder, and may be settled, at the Company's election, in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share. The initial conversion rate is subject to adjustment upon the occurrence of certain events.

Prior to August 15, 2019, the Company could not redeem the 7% Convertible Debentures except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of (i) 100% of the principal amount of the 7% Convertible Debentures to be redeemed, (ii) any accrued and unpaid interest to, but excluding, the redemption date, and (iii) a redemption make-whole payment, payable in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures to be redeemed had such debentures remained outstanding from the redemption date to August 15, 2021 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (ii)).

The conversion feature referred to above is an embedded derivative. The Company selected to bifurcate the conversion feature from the host instrument, thereby separating it from the debt component. The debt component is recorded at amortized cost and the embedded derivative is accounted for at fair value. At June 30, 2021, the fair value of the embedded derivative was $nil (December 31, 2020 - $2.6 million). The revaluation gain for the six months ended June 30, 2021 of $2.6 million is recorded in the consolidated statement of operations (six months ended June 30, 2020 - revaluation loss of $3.2 million). There were no conversions of the 7% Convertible Debentures during the year ended December 31, 2020 and six months ended June 30, 2021. As at June 30, 2021, $51.5 million principal amount of 7% Convertible Debentures remained outstanding.

Subsequent to the reporting period, the principal balance of $51.5 million was fully repaid on August 15, 2021.

The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	49,735	47,002
Accretion of 7% Convertible Debentures discount (Note 10)	1,489	2,733
Balance at the end of the period	51,224	49,735

Schedule of payments on outstanding debt as of June 30, 2021:

	Six months ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Maturity
7% Convertible Debentures
Principal	51,498	-	-	-	2021
Interest	1,942	-	-	-

Macquarie Credit Facility
Principal	-	-	10,765	50,000	2024
Interest	956	2,510	2,372	1,398

Total principal	51,498	-	10,765	50,000
Total interest	2,898	2,510	2,372	1,398
	54,396	2,510	13,137	51,398

20. LEASE LIABILITIES

Lease liabilities as at June 30, 2021 include equipment lease agreements totaling $0.1 million (December 31, 2020 - $0.1 million), a corporate office lease of $1.3 million (December 31, 2020 - $1.4 million) which has a remaining lease term of five years, and a power purchase agreement of $32.5 million for a new thermal power plant commissioned at Wassa in the period ended June 30, 2021 and that has a ten year term ending in 2030. Short-term lease payments for the period ended June 30, 2021 were $1.9 million (period ended June 30, 2020 - $0.9 million).

The following table summarizes the movements in the Company's lease liabilities:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	1,481	2,381
Additions	33,447	599
Principal payments	(1,867)	(1,714)
Interest expense (Note 10)	824	98
Foreign exchange loss	-	132
Derecognized on the sale of Prestea	-	(15)
Balance at the end of the period	33,885	1,481

Current portion	2,653	296
Long-term portion	31,232	1,185
	33,885	1,481

Schedule of payments on outstanding lease liabilities as of June 30, 2021:

	Six months ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025 Onwards	Maturity
Principal	1,071	3,195	3,332	3,498	22,791	2022 to 2030
Interest	799	1,495	1,335	1,169	3,389
	1,870	4,690	4,667	4,667	26,180

21. SHARE CAPITAL

	Number of Common Shares	Share Capital
Balance at December 31, 2019	109,385,063	910,205
Issued on exercise of DSUs	135,557	176
Issued on exercise of stock options	1,711,680	7,376
Issued on settlement of PRSUs, net of tax	81,295	256
Balance at December 31, 2020	111,313,595	918,013
Shares issued	4,220,213	13,807
Issued on exercise of DSUs	20,660	23
Issued on settlement of UK PSUs	170,579	476
Balance at June 30, 2021	115,725,047	932,319

On October 28, 2020, the Company entered into a $50 million “at-the-market” sales agreement. The use of proceeds from the “at-the-market” sales agreement is for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. During the six months ended June 30, 2021, 4.2 million new shares were issued under the “at-the-market” sales agreement. The net proceeds from shares issued under the “at-the-market” sales agreement of $13.8 million for the period ended June 30, 2021 is net of share issuance costs of $0.5 million. The “at the market” sales agreement expired in November 2021.

22. SHARE-BASED COMPENSATION

Share-based compensation expenses recognized in the consolidated statements of operations include the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Stock options	37	352
Deferred share units	428	479
Share appreciation rights	22	64
Performance and restricted share units	134	207
UK performance share units	858	467
	1,479	1,569

Stock options

Under the Fourth Amended and Restated 1997 Stock Option Plan (the "Stock Option Plan"), the Company may grant stock options to employees, consultants and directors of the Company or its subsidiaries of up to 7,000,000 shares. Stock options granted are non-assignable and are exercisable for a period of 10 years or such other period as is stipulated in a stock option agreement between Golden Star and the optionee.

The exercise price of each option is not less than the closing price of our shares on the Toronto Stock Exchange on the day prior to the date of grant. Stock options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Compensation Committee.

As of February 22, 2020, the Company no longer grants stock options under the existing Stock Option Plan.

The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of stock options granted during the six months ended June 30, 2020 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Expected volatility	-	56.69%
Risk-free interest rate	-	1.41%
Expected lives	-	1.1 years

The weighted average fair value per stock option granted during the six months ended June 30, 2020 was $nil. As at June 30, 2021, there was $0.1 million of share-based compensation expense (June 30, 2020 - $0.2 million) relating to the Company's stock options to be recorded in future periods.

A summary of stock option activity under the Company's Stock Option Plan during the six months ended June 30, 2021 is as follows:

	Options ('000)	Weighted- average exercise price (CAD$)	Weighted- average remaining contractual life (Years)
Outstanding as of January 1, 2020	3,776	5.39	4.7
Granted	57	3.99	9.2
Exercised	(1,712)	3.68	6.0
Forfeited	(574)	6.03	4.0
Expired	(698)	7.94	-
Outstanding as of December 31, 2020	849	6.21	5.3
Forfeited	(154)	6.09	6.5
Expired	(82)	8.48	-
Outstanding as of June 30, 2021	613	5.93	5.6

Exercisable as of December 31, 2020	711	6.40	4.7
Exercisable as of June 30, 2021	537	6.03	5.2

The number of stock options outstanding by strike price as of June 30, 2021 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2020	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2020	Weighted-average exercise price
Range of exercise price (CAD$)	('000)	(Years)	(CAD$)	('000)	(CAD$)
3.51 to 4.50	90	3.9	4.29	84	4.31
4.51 to 5.50	357	7.3	5.14	289	5.10
5.51 to 7.50	45	6.2	6.28	43	6.33
7.51 to 10.10	121	1.4	9.36	121	9.36
	613	5.6	5.93	537	6.03

The number of stock options outstanding by strike price as of December 31, 2020 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2020	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2020	Weighted-average exercise price
Range of exercise price (CAD$)	('000)	(Years)	(CAD$)	('000)	(CAD$)
3.51 to 4.50	137	3.1	4.31	131	4.32
4.51 to 5.50	432	7.7	5.14	306	5.09
5.51 to 7.50	116	4.2	6.41	110	6.46
7.51 to 10.50	121	1.8	9.36	121	9.36
10.51 to 14.15	43	0.3	13.59	43	13.59
	849	5.3	6.21	711	6.40

Deferred share units (“DSUs”)

The Company's Deferred Share Unit Plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 14, 2016 (the “Restatement Effective Date”). Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer fee in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE American) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date.

At the election of the Compensation Committee in its sole discretion, each DSU granted after the Restatement Effective Date may be redeemed for: (a) cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws; (b) such number of common shares purchased by the Company on the public market as having an aggregate market value equal to the Redemption Value; or (c) any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value. In addition to the foregoing, the Compensation Committee in its sole discretion, may redeem DSUs granted prior to the Restatement Effective Date for common shares issued by the Company from treasury.

For the six months ended June 30, 2021, the DSUs that were granted vested immediately and a compensation expense of $0.4 million was recognized for these grants (six months ended June 30, 2020 - $0.5 million). As of June 30, 2021, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.

The DSU activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Number of DSUs, beginning of period ('000)	1,322	1,274
Granted	156	130
Exercised	(21)	(102)
Forfeited	-	(31)
Number of DSUs, end of period ('000)	1,457	1,271

Share appreciation rights (“SARs”)

On February 13, 2012, the Company adopted a Share Appreciation Rights ("SARs") Plan. The plan allows SARs to be issued to executives, employees and directors that vest after a period of three years. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.

As of June 30, 2021, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (June 30, 2020 - $0.3 million).

The SARs activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Number of SARs, beginning of period ('000)	438	593
Granted	380	240
Exercised	(2)	-
Forfeited	(45)	(5)
Expired	(20)	-
Number of SARs, end of period ('000)	751	828

2017 Performance and restricted share units (“PRSUs”)

On May 4, 2017, the Company adopted a 2017 performance and restricted share unit plan (the "2017 PRSU Plan"). Pursuant to the 2017 PRSU Plan, performance share units ("2017 PSUs") and restricted share units ("2017 RSUs" and, together with the 2017 PSUs, the "Share Units") may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). Under the 2017 PRSU plan, the Company may grant up to a maximum of 2,200,000 common shares. As at June 30, 2021, 1,242,155 share units were available for grant.

Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the 2017 PRSU Plan. As the Company has a practice of settling these awards in common shares, they are accounted for as equity awards with corresponding compensation expense recognized.

The PRSU activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Number of PRSUs, beginning of period ('000)	210	634
Granted	81	-
Transferred from UK PSUs	93	-
Settled	-	(86)
Forfeited	-	(62)
Number of PRSUs, end of period ('000)	384	486

UK performance share units

In February 2020, the Company adopted a new UK Performance Share Unit ("UK PSU") Plan which was approved by the shareholders of the Company in May 2020. Pursuant to the UK PSU Plan, performance share units may be issued to any employee or officer of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). Under the UK PSU Plan, there are 3,314,717share units available for grant as at June 30, 2021.

Each UK PSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three-year performance period, to the extent performance and vesting criteria have been met. The UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's total shareholder return performance to the total shareholder return performance of a peer group of companies as determined by the Compensation Committee. The Company expects to settle these awards in common shares so they are accounted for as equity awards with corresponding compensation expense recognized.

The UK PSU activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Number of UK PSUs, beginning of period ('000)	1,555	-
Granted	1,254	1,555
Transferred to PRSUs	(93)	-
Settled	(171)	-
Number of UK PSUs, end of period ('000)	2,545	1,555

23. RELATED PARTY TRANSACTIONS

There were no material related party transactions for the period ended June 30, 2021 and 2020 other than the items disclosed below.

Key management personnel

Key management personnel are defined as members of the Board of Directors and certain senior officers of the Company. Compensation of key management personnel is as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Salaries, wages, bonuses and other benefits	1,779	2,977
Share-based compensation	1,296	999
	3,075	3,976

24. PRINCIPAL SUBSIDIARY INFORMATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries at June 30, 2021. The principal operating subsidiary is Wassa at June 30, 2021. The Company has a 90% ownership interest in Wassa.

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts are disclosed on a 100% basis and disclosure for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.

Summarized statement of financial position

	Wassa
	As of June 30, 2021	As of December 31, 2020
Non-controlling interest percentage	10%	10%

Current assets	94,399	77,835
Current liabilities	106,444	116,469
	(12,045)	(38,634)
Non-current assets	247,460	206,950
Non-current liabilities	78,698	46,648
	168,762	160,302
Net assets	156,717	121,668

Non-controlling interest	23,392	19,911

Summarized income statement

	Wassa
	For the Six Months Ended
	June 30, 2021	June 30, 2020
		(Unaudited)
Revenue	137,377	137,324
Net income and comprehensive income	35,049	39,304

Summarized cash flows

	Wassa
	For the Six Months Ended
	June 30, 2021	June 30, 2020
		(Unaudited)
Cash flows provided by operating activities	47,919	64,846
Cash flows used in investing activities	(20,225)	(21,615)
Cash flows used in financing activities	(15,341)	(26,664)

25. DERIVATIVE FINANCIAL INSTRUMENTS

The following table illustrates the classification of the Company's recurring fair value measurements for derivative financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2021 and December 31, 2020:

		June 30, 2021		December 31, 2020
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial instruments
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	-	-	2,643	2,643
Non-hedge derivative contract (asset)/liability	2	(1,522)	(1,522)	2,382	2,382
		(1,522)	(1,522)	5,025	5,025

There were no non-recurring fair value measurements of derivative financial instruments as at June 30, 2021.

The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The following table provides a reconciliation of derivative liability opening and closing balances as presented on the consolidated balance sheets:

	For the Period Ended June 30, 2021	For the Year Ended December 31, 2020
Opening balance	5,025	5,819
Gain on fair value of 7% Convertible Debentures embedded derivative	(2,643)	(2,965)
Unrealized (gain)/loss on fair value of non-hedge derivative contracts	(3,904)	2,171
Gain on fair value of derivative financial instruments, net	(6,547)	(794)
Closing balance	(1,522)	5,025

Current portion of derivative (asset)/liability:
7% Convertible Debentures embedded derivative	-	2,643
Non-hedge derivative contracts	(423)	669
	(423)	3,312
Long-term portion of derivative (asset)/liability:
Non-hedge derivative contracts	(1,099)	1,713
	(1,099)	1,713

The valuation techniques that are used to measure fair value are as follows:

7% Convertible Debentures embedded derivative

The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.

The embedded derivative was valued at June 30, 2021 and December 31, 2020 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	June 30, 2021	December 31, 2020
Embedded derivative
Risk premium	5.7%	5.9%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	0.1	0.6

If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would remain $nil at June 30, 2021.

If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would remain $nil at June 30, 2021.

If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would remain $nil at June 30, 2021.

Non-hedge derivative contracts

The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.

During the year ended December 31, 2019, the Company entered into costless collars consisting of puts and calls, on 50,000 ounces of gold with a floor price of $1,400 per ounce and a ceiling price of $1,750 per ounce, with maturity dates ranging from October 2019 to September 2020. In February 2020, the Company entered into additional costless collars at a rate of 4,200 ounces per month for the period October 2020 to December 2020 consisting of puts and calls with a floor price of $1,500 per ounce and a ceiling price of $1,992 per ounce. During the year ended December 31, 2020, the Company recognized in relation to these positions realized losses of $2.5 million on call options in excess of the ceiling price of $1,750/oz (refer to Note 9).

In October 2020, the Company entered into costless collars consisting of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce for positions expiring in 2021, and a ceiling price of $2,188 per ounce for positions expiring in 2022. The positions mature at a rate of 10,937.5 ounces per quarter to December 2022.

As a condition of amending the Macquarie Credit Facility as discussed in Note 19, the Company extended its gold price protection hedging program into 2023 and the first half of 2024 by entering into zero cost collars with Macquarie on an additional 84,375 ounces. This brought the total hedging to 150,000 ounces as at June 30, 2021, maturing at a rate of 12,500 ounces per quarter from September 30, 2021 to June 30, 2024. The hedging program now covers 25-30% of the forecast production during the current term of the RCF. All hedges have a floor of $1,600 per ounce and an average ceiling of $2,171 per ounce in 2021 and $2,179 per ounce in 2022, and a flat ceiling of $2,115 per ounce in 2023 and 2024.

For the six months ended June 30, 2021, in relation to these positions, the Company recognized an unrealized gain of $3.9 million (six months ended June 30, 2020 - loss of $2.2 million).

Contingent consideration

In addition to the deferred consideration on the sale of Prestea, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulphide Project (the “Contingent Payment”). The triggering point for the Contingent Payment is the extraction of an aggregate of 5% of the sulphide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

•	$20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
•	$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•	$40 million, if the average spot gold price is greater than $1,700/oz.

The fair value of the contingent consideration on completion of the sale of Prestea and as at June 30, 2021 is $nil (December 31, 2020 - $nil).

26. FINANCIAL RISK MANAGEMENT

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing monthly financial summaries, monthly and quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically, these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.

Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold.

The Company's treasury policy specifies that cash is to be held in banks with a rating of A or higher by Moody's Investors Service or Standard & Poor's Financial Services LLC. In addition, the Company's investment policy allows investment of surplus funds in permitted investments consisting of US treasury bills, notes and bonds, government sponsored agency debt obligations, corporate debt or municipal securities with credit rating of at least AA. All investments must have a maximum term to maturity of one year.

Macquarie RCF Financial Covenants

The RCF includes clauses requiring the Company to maintain certain key covenants. The Company must maintain an Interest Coverage Ratio of greater than 4:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarter; maintain a ratio of Net Debt to EBITDA of less than 3:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarters; ensure that at all times a minimum liquidity (unrestricted cash plus undrawn RCF) of $25 million is maintained; and ensure a minimum proven and probable reserve of 700,000 ounces is maintained. Should the Company wish to draw any amount from the RCF to apply to the repayment of the 7% Convertible Debentures, the Company must meet a $35 million forecast liquidity at the time of draw down, net of an assumed repayment of the 7% Convertible Debentures that mature in August 2021. The Company remains in compliance with the covenants as at June 30, 2021.

The following table shows our contractual obligations as at June 30, 2021:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	40,040	-	-	-	40,040
Debt[1]	51,498	60,765	-	-	112,263
Interest on debt	4,152	5,026	-	-	9,178
Lease liabilities	2,654	6,671	7,077	17,483	33,885
Interest on lease liabilities	1,566	2,668	1,996	1,957	8,187
Current income tax liabilities	12,424	-	-	-	12,424
Purchase obligations	13,090	-	-	-	13,090
Rehabilitation provisions[2]	3,061	6,751	5,546	1,816	17,174
Total	128,485	81,881	14,619	21,256	246,241
[1]	Includes the outstanding repayment amounts from the 7% Convertible Debentures which matured and were repaid on August 15, 2021 and the Macquarie Credit Facility.
[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

As at June 30, 2021, the Company has current assets of $119.4 million compared to current liabilities of $117.6 million. As at June 30, 2021, the Company had a cash balance of $72.7 million.

The Company expects to meet its short-term financial needs through its cash on hand and cash flow from operations. The Company has an undrawn amount of $29.2 million on the Macquarie Credit Facility as at June 30, 2021 which was drawn on August 15, 2021 in conjunction with the redemption of the Convertible Debentures. Also, the Company entered into a sales agreement relating to a $50 million “at the market” equity program of which the proceeds can be used for discretionary growth capital, exploration, general corporate purposes and working capital. The “at the market” sales agreement expired in November 2021.

Capital risk

The Company manages its capital in a manner that will allow it to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents.

	As of	As of
	June 30, 2021	December 31, 2020
Equity	41,517	25,774
Long-term debt[1]	52,522	54,547
	94,039	80,321
Cash and cash equivalents	(72,727)	(60,809)
	21,312	19,512

1Refer to Note 30 for information on revised prior period comparatives.

The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In doing so, the Company may issue new shares, restructure or issue new debt and acquire or dispose of assets.

Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates and commodity price fluctuations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2021, the Macquarie RCF incurs interest at 4% plus the applicable USD LIBOR rate per annum. Based on our current $60.8 million outstanding balance, a 100 basis point change in the USD LIBOR rate would result in a change in interest expense of $0.6 million. We have not entered into any agreements to hedge against unfavorable changes in interest rates but may do so in the future to actively manage our exposure to interest rate risk.

Foreign currency exchange rate risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

Since our revenues are denominated in U.S. dollars and our operating unit transacts much of its business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Ghana cedis, Euros, British pounds, Australian dollars, South African rand and Canadian dollars. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. During the six months ended June 30, 2021 and 2020, we had no currency-related derivatives. At June 30, 2021 and December 31, 2020, we held cash and cash equivalents denominated in foreign currency of $16.4 million and $20.6 million, respectively.

Commodity price risk

Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our gold production for the six months ended June 30, 2021, a $100 per ounce increase in gold price would have resulted in approximately a $7.6 million and $7.2 million increase in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have entered into costless collars consisting of put and call options as discussed in Note 25. A $100 per ounce change to the gold spot price of $1,763/oz as at June 30, 2021 (LBMA PM fix) would have no impact to the costless collar positions expiring from September 2021 to June 2024. During the six months ended June 30, 2021, the Company recognized an unrealized gain of $3.9 million and no realized gain or loss on the non-hedge accounted collar contracts.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with the deferred consideration for the sale of Prestea (Note 5), liquid financial assets and derivatives.

We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. Management closely monitors its financial assets and does not have any significant concentration of credit risk other than the unsecured non-interest bearing receivable balances owed from FGR. The credit risk associated with the deferred consideration from the sale of Prestea has been managed through the due diligence process that considered the financial standing of the counter party and is supported by an unsecured parent guarantee. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyers via an agent who settles promptly within two days of receipt of gold bullion.

27. SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended June 30, 2021, the Company paid interest of $3.2 million (six months ended June 30, 2020 - $2.8 million).

Changes in working capital and taxes paid for the years ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Increase in prepaids and other	(130)	(4,478)
Increase in inventories	(4,146)	(1,352)
(Increase)/decrease in accounts receivable and other receivables	(622)	1,095
Increase/(decrease) in accounts payable and accrued liabilities	92	(4,548)
Total changes in working capital	(4,806)	(9,283)
Income tax liabilities paid	(18,540)	(4,264)
Total changes in working capital and taxes paid	(23,346)	(13,547)

Other non-cash items include the following components:

	Six Months Ended June 30,
	2021	2020
		(Unaudited)
Loss allowance (Note 13)	19,573	-
Interest on financing component of deferred revenue (Note 10)	1,303	1,562
Accretion of 7% Convertible Debentures discount (Note 10)	1,489	1,314
Amortization of financing fees (Note 10)	908	403
Interest on lease obligations (Note 10)	824	41
Loss on fair value of marketable securities	31	1
Accretion of rehabilitation provisions (Note 10)	25	77
Inventory net realizable value adjustment and write-off	-	791
Loss on disposal of assets	-	218
Accretion of long-term receivables discount (Note 10)	(444)	-
Gain on modification of Macquarie Credit Facility (Note 10)	(2,851)	-
	20,858	4,407

Reconciliation of debt arising from financing activities during the six months ended June 30, 2021 and 2020:

	Lease liabilities	7% Convertible Debentures	Macquarie Credit Facility	Total
December 31, 2019	2,381	47,002	57,386	106,769
Cash flows
Principal payments on debt facilities		-	(5,000)	(5,000)
Principal payments on lease liabilities	(926)	-	-	(926)
Capitalized loan fees	-	-	(19)	(19)
Non-cash changes
Amortization of deferred financing fees	-	-	403	403
Accretion of debt	41	1,314	-	1,355
June 30, 2020	1,496	48,316	52,770	102,582
Cash flows
Proceeds from debt modification	-	-	10,000	10,000
Principal payments on debt facilities	-	-	(5,000)	(5,000)
Principal payments on lease liabilities	(768)	-	-	(768)
Principal payments on lease liabilities (discontinued operations)	(20)	-	-	(20)
Capitalized loan fees	-	-	(867)	(867)
Non-cash changes
Gain on modification of credit facility	-	-	(2,973)	(2,973)
Amortization of deferred financing fees	-	-	617	617
Additions to lease liabilities	599	-	-	599
Accretion of debt	57	1,419	-	1,476
Foreign exchange loss	132	-	-	132
Derecognized on the sale of Prestea	(15)	-	-	(15)
December 31, 2020	1,481	49,735	54,547	105,763
Cash flows
Principal payments on lease liabilities	(1,867)	-	-	(1,867)
Capitalized loan fees	-	-	(83)	(83)
Non-cash changes				-
Gain on modification of credit facility	-	-	(2,851)	(2,851)
Amortization of deferred financing fees	-	-	908	908
Additions to lease liabilities	33,447	-	-	33,447
Accretion of debt	824	1,489	-	2,313
June 30, 2021	33,885	51,224	52,522	137,631

28. COMMITMENTS AND CONTINGENCIES

The Company has capital and operating commitments of $2.6 million and $10.5 million respectively, all of which are expected to be incurred within the next year.

Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

As part of the Prestea disposal transaction, the Company has provided indemnification to FGR for legal and tax matters, that have arisen prior to the date of completion of the sale of Prestea. This includes GRA demand notices against GSBPL for an amount of $2.3 million relating to customs-related findings and the proceedings initiated by certain employees of GSBPL claiming that the completion of the sale transaction triggered the termination of their existing employments, entitling them to severance payments. The indemnification provided to FGR for legal and tax matters has been released following the restructuring of the consideration for sale of Prestea as discussed in Note 5.

29. SUBSEQUENT EVENTS

As of July 31, 2021, no deferred consideration had been received by Golden Star from FGR.

On September 30, 2021, the Company concluded negotiations with FGR to restructure the consideration for the purchase of the Prestea mine.

The deferred consideration was replaced by an NSR agreement with the following commercial terms:

–	from October 1, 2020, NSR royalty payments in respect of products produced from the Prestea underground mine will be paid at a rate of 1% of the net smelter returns once production exceeds 100,000 ounces of gold, and up to a total of 300,000 ounces of gold;
–	once production from the Prestea underground mine exceeds 300,000 ounces of gold, the royalty rate will increase to 2%, until cumulative royalty payments total $35 million at which point the obligation to make royalty payments will automatically terminate; and
–	these payments apply to production from the areas containing the underground resources and reserves declared at the Prestea underground mine at the time it was acquired by FGR.

As part of the restructuring of the SPA, FGR have waived all existing and future claims.

The Contingent Payment is payable in three tranches, rather than two, as follows:

•	33.3% at the time when 5% of the sulphide mineral resources have been extracted;
•	33.3% at the time of the first anniversary of the declaration that 5% of the sulphide mineral resources have been extracted; and
•	the remaining unpaid amount of the Contingent Payment will fall due once a cumulative 500,000 ounces of gold have been produced from the Bogoso Sulphide project.

On August 15, 2021, the principal balance of $51.5 million and outstanding interest on the Convertible Debentures were fully repaid in cash. Concurrent with the cash repayment of the Convertible Debentures, the Company met the conditions precedent for drawdown of the Macquarie RCF. These conditions included a minimum cash balance of $35 million post repayment of the Convertible Debentures if the funds drawn from the Macquarie RCF were to be applied to the cash repayment of the Convertible Debentures. With these conditions met, the Company drew down on the remaining $29.2 million of available liquidity. As of the date hereof, the $90 million Macquarie RCF is fully drawn.

On October 31, 2021, Golden Star and Chifeng Jilong Gold Mining Co., Ltd. (“Chifeng”) entered into a definitive agreement pursuant to which Chifeng has agreed to acquire all of the issued and outstanding Golden Star common shares by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Transaction”). The Transaction will be consummated through Chifeng’s subsidiary, Chijin International (Hong Kong) limited and/or its assignee. Pursuant to the Transaction, holders of Golden Star common shares (“Golden Star Shareholders”) will receive a total consideration, payable in cash, of $3.91 per Golden Star common share, which equates to approximately $470 million on a fully-diluted, in-the-money basis.

The Ghanaian Ministry of Lands and Natural Resources (the "Ministry") has informed Chifeng that it has no objection to Chifeng becoming the controller of GSWL via Chifeng's subsidiary, Chijin International (Hong Kong) Limited and/or its assignee. The no objection letter was issued in accordance with section 52 of the Minerals and Mining Act, 2006, (Act 703) and on the advice and recommendation of the Minerals Commission. The Ministry's approval of the transaction is subject to customary conditions.

The Transaction, which is not subject to a financing condition, is expected to close by the end of January 2022 subject to among others, (i) the approval of 662/3 per cent of the votes cast by Golden Star shareholders at a special meeting of shareholders expected to be held on December 30, 2021, (ii) the approval of 662/3 per cent of the votes cast by shareholders of Chifeng at a meeting of the shareholders of Chifeng, if applicable, expected to be held prior to the end of the year, (iii) receipt of certain regulatory, court and stock exchange approvals, including obtaining final order approving the Transaction from the Ontario Superior Court of Justice (Commercial List) and approval by relevant authorities in Ghana and the People’s Republic of China, and (iv) other closing conditions that are customary in a transaction of this nature.

30. PRIOR PERIOD COMPARATIVES

Certain balances in the consolidated balance sheet as at December 31, 2020 have been reclassified to separate lease liabilities from debt due to the significance of the $33.4 million lease liability addition in the period ended June 30, 2021 relating to a thermal power plant commissioned at Wassa (see Note 18). The effect of the reclassifications is to decrease the current portion of long term debt and increase the current portion of lease liabilities by $0.3 million, and decrease long term debt and increase lease liabilities by $1.2 million as at December 31, 2020. The reclassifications have no impact to the total current assets and total liabilities lines in the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the period ended June 30, 2021.

The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to FGR on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period. Refer to Note 5 for detail of the comparative figures relating to discontinued operations.